SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 6)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEBMETHODS, INC.
(Name of subject company (Issuer))

SOFTWARE AG
SOFTWARE AG, INC.
WIZARD ACQUISITION, INC.
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	94768C108
(Title of class of securities)	(CUSIP number of class of securities)

Jochen Deuse
General Counsel
Software AG
Uhlandstrasse 12
64297 Darmstadt, Germany
Telephone: (011) 49-6151-92-0

Copy to:
Peter Douglas
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$519,670,874	$15,954

(1)             Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares of common stock of webMethods, Inc. to be purchased pursuant to the tender offer at the tender offer price of $9.15 per share of common stock.

(2)             The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☑               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$15,954	Filing Party:	Software AG, Software AG, Inc. and Wizard Acquisition, Inc.
Form of Registration No.:	Schedule TO	Date Filed:	April 18, 2007

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑              third party tender offer subject to Rule 14d-1

☐              issuer tender offer subject to Rule 13e-4

☐              going private transaction subject to Rule 13e-3

☑              amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP No. 94768C108 13D

1.	Names of Reporting Persons. SOFTWARE AG I.R.S. Identification Nos. of above persons (entities only) N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 53,107,722

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 53,107,722

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 93.4%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 6 to Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Software AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Parent”), Software AG, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Software AG USA”), and Wizard Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Software AG USA (the “Purchaser”). This Amendment relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of webMethods, Inc., a Delaware corporation (the “Company”), at $9.15 per Share, net to the seller in cash without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9 and Item 11.

Items 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The initial period of the Offer expired at 12:00 Midnight, New York City time, on Friday, May 25, 2007. According to American Stock Transfer & Trust Company, the depositary for the Offer, as of 6:00 P.M., New York City time, on Friday, May 25, 2007, 53,107,722 Shares were tendered pursuant to the Offer and not withdrawn, representing approximately 93.4% of all outstanding Common Shares. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn.

On May 29, 2007, Purchaser commenced a subsequent offering period for all remaining untendered Shares that will expire at 12:00 Midnight, New York City time, on Thursday, May 31, 2007. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same purchase price to be paid pursuant to the Offer of $9.15 per Share, net to the seller in cash without interest, less any required withholding taxes. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase except that (i) guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn.”

Item 12.   Exhibits.

(a)(1)(i)	Offer to Purchase, dated April 18, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on April 18, 2007 in The Wall Street Journal.*
(a)(5)(i)	Press release issued by Software AG on May 24, 2007.*
(a)(5)(ii)	Press release issued by Software AG on May 29, 2007.
(b)(1)	Additional commitment letter of Commerzbank Aktiengesellschaft dated April 20, 2007.*
(b)(2)	Facility Agreement dated May 16, 2007.*
(d)(1)	Agreement and Plan of Merger, dated April 4, 2007, among Parent, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to webMethods, Inc.’s Form 8-K filed on April 6, 2007).*
(d)(2)

Tender and Support Agreement, dated April 4, 2007, among Parent, the Purchaser, the Company and each shareholder party thereto (incorporated by reference to Exhibit 2.2 to webMethods, Inc.’s Form 8-K filed on April 6, 2007).*

(d)(3)	Confidentiality Agreement, dated January 30, 2007, by and between Parent and the Company.*
(d)(4)	Amendment to Confidentiality Agreement, dated March 5, 2007, by and between Parent and the Company.*
(g)	None.
(h)	None.

*                    Previously Filed.

Item 13.   Information Required by Schedule 13 E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2007

SOFTWARE AG

By:	/s/ JOCHEN DEUSE	/s/ MARKUS LEHNERT
	Jochen Deuse	Markus Lehnert
	General Counsel	VP Mergers & Acquisitions